Caterpillar Financial
Services Corporation
2120 West End Avenue
Nashville, TN 37203

June 23, 2014

VIA EDGAR SUBMISSION

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Caterpillar Financial Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 18, 2014
Responses dated April 3 and April 30, 2014
File No. 001-11241

Dear Mr. Rodriguez,
We are in receipt of the Securities and Exchange Commission’s letter dated June 10, 2014 (the “Comment Letter”). We expect to provide our full response to the Comment Letter on or before July 18, 2014.
Should you have any questions or concerns, please do not hesitate to contact me at (615) 341-1016 or by email at Jim.Duensing@cat.com or Kendrick Vaughn, Securities Attorney by phone at (615) 341-1043 or by email at Kendrick.Vaughn@cat.com.

Sincerely,

Caterpillar Financial Services Corporation

By:	/s/James A. Duensing
James A. Duensing
Executive Vice President and Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, U.S. Securities and Exchange Commission

Leslie S. Zmugg, General Counsel, Caterpillar Financial Services Corporation